UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 3, 2015

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

7 MOTA GUR STREET, PETACH TIKVA, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by reference herein are the proxy statement and proxy card to be sent to shareholders of Elbit Imaging Ltd in connection with its 2015 Annual General Meeting of Shareholders scheduled for October 19, 2015.

This Report on Form 6-K is hereby incorporated by reference into Elbit Imaging Ltd.’s registration statement on Form F-1 (registration statements no. 333-194519), Registration Statement on Form F-3 (registration statement no. 333-172122) and Registration Statements on Form S-8 (registration statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2015	ELBIT IMAGING LTD. (Registrant) By: /s/ Ron Hadassi —————————————— Ron Hadassi Chairman of the Board of Directors

2

ELBIT IMAGING LTD.
7 Mota Gur Street, Petach Tikva, Israel
Tel: (972-3) 608-6000

Dear Shareholder,

You are cordially invited to attend the 2015 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. to be held at 11:00 a.m. (Israel time) on October 19, 2015, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

The purposes of the Meeting are set forth in the accompanying Notice of Annual General Meeting of Shareholders and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, our Board of Directors recommends that you vote ''FOR'' all the proposals on the agenda.

We look forward to greeting personally those of you who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented.  Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy at your earliest convenience so that it will be received no later than four hours before the Meeting.

Thank you for your continued cooperation.

Very truly yours, RON HADASSI Chairman of the Board of Directors

Petach Tikva, Israel
September 3, 2015

ELBIT IMAGING LTD.
7 Mota Gur Street, Petach Tikva, Israel
Tel: (972-3) 608-6000

NOTICE OF 2015 ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

Notice is hereby given that the 2015 Annual General Meeting of Shareholders (the "Meeting") of Elbit Imaging Ltd. will be held at 11:00 a.m. (Israel time) on October 19, 2015, at our offices at 7 Mota Gur Street, Petach Tikva, Israel.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.
To determine whether the Company's Board of Directors shall be comprised of four (4) directors or five (5) directors (in addition to two (2) external directors), with such determination valid until the next Annual General Meeting of Shareholders.

2.
To re-elect up to five (5) members of the Company's Board of Directors who are not external directors, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected. The Company's external directors will continue to serve their respective three-year terms. The following six individuals have been nominated to serve as directors by our Board of Directors: Alon Bachar, Ron Hadassi, Shlomi Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni (the “Nominees”). If the Meeting decides that the Board of Directors shall be comprised of four (4) directors (in addition to the two (2) external directors), then the four (4) Nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors. If the Meeting decides that the Board of Directors shall be comprised of five (5) directors (in addition to the two (2) external directors), then the five (5) Nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors.

3.	To approve compensation for our directors who are not external directors, other than our Chairman of the Board, Mr. Ron Hadassi;

4.
To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders and authorizing the Company's Board of Directors to determine their fees; and

5.	To discuss our financial statements for the years ended December 31, 2014.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on September 17, 2015 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person you are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided it is received by us at least four hours before the Meeting. Your proxy may be revoked at any time before it is voted by returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares).  If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Following recent legislative changes, the Israel Securities Authority has established an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. You will be able to vote your Shares through such system, following a registration process, no later than four hours before the time of the Meeting.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior joint holder of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, RON HADASSI Chairman of the Board of Directors

Petach Tikva, Israel
September 3, 2015

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY

If you have any questions, or have any difficulty voting your shares, please contact
Doron Moshe, acting CEO, at +972-3-6086025.

ii

ELBIT IMAGING LTD.
7 Mota Gur Street, Petach Tikva, Israel
Tel: (972-3) 608-6000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of our ordinary shares, no par value (the "Shares"), in connection with the solicitation of proxies by our Board of Directors (the "Board of Directors") for use at the 2015 Annual General Meeting of Shareholders (the "Meeting") to be held on October 19, 2015 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.

Throughout this Proxy Statement, we use terms such as "Elbit", "we", "us", "our" and "our company" to refer to Elbit Imaging Ltd. and terms such as "you" and "your" to refer to our shareholders.

The agenda of the Meeting will be as follows

1.
To determine whether the Company's Board of Directors shall be comprised of four (4) directors or five (5) directors (in addition to two (2) external directors), with such determination valid until the next Annual General Meeting of Shareholders.

2.
To re-elect up to five (5) members of the Company's Board of Directors who are not external directors, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected. The Company's external directors will continue to serve their respective three-year terms. The following six individuals have been nominated to serve as directors by our Board of Directors: Alon Bachar, Ron Hadassi, Shlomi Kelsi, Yoav Kfir, Boaz Lifschitz and Nadav Livni (the “Nominees”). If the Meeting decides that the Board of Directors shall be comprised of four (4) directors (in addition to the two (2) external directors), then the four (4) Nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors. If the Meeting decides that the Board of Directors shall be comprised of five (5) directors (in addition to the two (2) external directors), then the five (5) Nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors.

3.	To approve compensation for our directors who are not external directors, other than our Chairman of the Board, Mr. Ron Hadassi;

4.
To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders and authorizing the Company's Board of Directors to determine their fees; and

5.	To discuss our financial statements for the years ended December 31, 2014.

Currently, we are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than October 9, 2015.  If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the section entitled "Proposals of Shareholders" below.

At least two holders of Ordinary Shares present in person or by proxy, holding or representing in the aggregate at least one-third of our voting power, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

The affirmative vote of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on each matter is required to constitute approval of Items One, Two, Three and Four. However, regarding Item Two, if the Meeting will decide in Item One that the Board of Directors will be comprised of four (4) directors (in addition to two (2) external directors), then the four (4) nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors. If the Meeting decides in Item One that the Board of Directors shall be comprised of five (5) directors (in addition to the two (2) external directors), then the five (5) nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors.

This Proxy Statement and the accompanying proxy card are also available to the public on the website of the Securities and Exchange Commission ("SEC") at http://www.sec.gov.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; ELECTRONIC VOTING; POSITION STATEMENTS

You may vote your Shares by attending the Meeting and voting your Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. For proxy voting, a form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.  If your Shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your Shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.  Following recent legislative changes, the Israel Securities Authority has established an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. You will be able to vote your Shares through such system, following a registration process, no later than four hours before the time fixed for the Meeting.

If you fail to vote by proxy, in person or electronically with regard to a specific proposal, the Shares represented by such proxy or owned by you will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by you and returned without instructions, the Shares represented by the proxy will be voted "FOR" both of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, and therefore will not be counted in calculating the percentage of affirmative votes required for approval of such proposal, although they will be counted in determining whether a quorum is present.

You may revoke your proxies at any time before the Meeting by voting your Shares in person at the Meeting if you are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your Shares) or by returning a later-dated proxy card so that it is received by us at least four hours before the Meeting. If you hold your Shares in street name, you may revoke your proxies by following the instructions of your brokers and the section entitled "Note to shareholders in street name" below. The chairman of the Meeting may, at the chairman's sole discretion, accept a proxy after such time.

Note to shareholders in street name

If you hold your Shares in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your Shares on how to vote your Shares or obtain a legal proxy from the record holder to vote such Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by our management and Board of Directors will be mailed to shareholders on or about September 10, 2015, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or our agents, none of whom will receive additional compensation therefor. We will bear the entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials. We will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to record holders and beneficial owners of Shares.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 7 Mota Gur Street, Petach Tikva, Israel, Attention: Corporate Secretary, or by facsimile to +972-3-608-6050, no later than October 9, 2015. Any position statement received will be furnished with the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING SHARES AND VOTING RIGHTS

As of August 30, 2015, we had 27,572,426 Shares outstanding.  Only shareholders of record at the close of business on September 17, 2015 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.  The voting rights of all shareholders are the same.  Each Share is entitled to one vote upon each matter to be presented at the Meeting.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330.  Our filings are also available to the public on the Commission's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of August 30, 2015 concerning: (i) persons or entities who, to our knowledge, beneficially own 5% or more of our outstanding Shares; and (ii) the number of Shares beneficially owned by all of our current directors and officers as a group1:

Name	Number of Shares	Percentage of Shares2
York Global Finance Offshore BDH (Luxembourg) S.arl3	5,447,850	19.7%
Davidson Kempner Capital Management LP and/or certain funds and/or accounts managed by it or its affiliates4	3,943,584	14.3%
All of our officers and directors as a group	98,4085	0.36%

__________________________
 1 Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes any Shares over which a person exercises sole or shared voting or investment power. All shares subject to options, are currently exercisable and are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC. Unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the Shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors and officers may include Shares owned by their respective family members, as to which such directors and officers disclaim beneficial ownership.

2 The percentages of ownership are based on 27,572,426 Shares outstanding as of August 30, 2015.

3 Based on information received from the shareholders on March 10, 2015. York Capital Management Global Advisors, LLC ("YGA") is an SEC registered investment adviser. YGA controls York Global Finance Manager, LLC, which is the manager of York Global Finance Offshore BDH, LLC, which is the 100% shareholder of York Global Finance Offshore BDH (Luxembourg) S.à.r.l ("BDH"), which, in turn, holds our Shares.  Accordingly, YGA is deemed to have beneficial ownership over the Shares directly owned by BDH.  James G. Dinan is the chairman and one of two senior managers of YGA.  Daniel A. Schwartz is also a senior manager of YGA.

4 Based on information received from the shareholders on March 26, 2015. This group consists of M.H. Davidson & Co., Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP and Davidson Kempner Distressed Opportunities International Ltd. Voting and dispositive authority over the ordinary shares is held by Davidson Kempner Capital Management LP, and Messrs. Thomas L. Kempner, Jr., Anthony A. Yoseloff, Conor Bastable and Avram Z. Friedman are responsible for the voting and investment decisions relating to such Shares.

5 Includes options to purchase 95,063 ordinary shares which are vested as of the date hereof, the grant of which was approved for the Chairman of our Board, but which have not been awarded to our Chairman as of the date hereof.

 Item No. 1

NUMBER OF DIRECTORS TO SERVE ON THE BOARD OF DIRECTORS

At the Meeting, shareholders will be asked to determine whether the Company's Board of Directors shall be comprised of four (4) directors or five (5) directors (in addition to two (2) external directors), with such determination valid until the next Annual General Meeting of Shareholders.

Reasons for the Proposal

According to the Company's articles of association, the Board of Directors shall be comprised of at least four (4) directors and not more than seven (7) directors (in addition to two (2) external directors, or such other number of external directors as shall be required by applicable law).

The Board of Directors believes that either four (4) directors or five (5) directors (in addition to two (2) external directors), is reasonable, taking into consideration, among other, the size and complexity of the Company, and the challenges that the Company faces.  The Board of Directors believes that the number of directors should not exceed five (5 (in addition to two (2) external directors).

Required Approval

Shareholders may only vote for one of the following two resolutions. The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the decision of this matter. The resolution which receives the greatest number of affirmative votes shall be adopted.

Proposed Resolution

It is proposed that one of the following resolutions be adopted at the Meeting:

"RESOLVED, that the Company's Board of Directors shall be comprised of four (4) directors (in addition to two (2) external directors)."

OR

"RESOLVED, that the Company's Board of Directors shall be comprised of five (5) directors (in addition to two (2) external directors)."

The Board of Directors made no recommendation regarding either resolution.

Item No. 2

RE-ELECTION OF DIRECTORS

At the Meeting, up to five (5) directors who are not external directors are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected or until their successors have been duly elected, unless any office is earlier vacated under any relevant provision of our Articles of Association or applicable laws or regulations. The Company's external directors will continue to serve their respective three-year terms. Each of the nominees is currently serving on the Board of Directors, which is currently comprised of seven (7) board members (in addition to two (2) additional external directors).

If the Meeting decides in Item One that the Board of Directors shall be comprised of four (4) directors (in addition to two (2) external directors), then the four (4) nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors. If the Meeting decides in Item One that the Board of Directors shall be comprised of five (5) directors (in addition to two (2) external directors), then the five (5) nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors. The nominees, if re-elected, together with our external directors, will constitute the entire Board of Directors.

Each of the nominees has confirmed that he qualifies as an independent director under the Israeli Companies Law, 5759-1999 (the "Companies Law") and the Nasdaq Listing Rules, and that he has the ability to serve on our Board of Directors. Each of the Nominees has attested that he meets all requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

In addition, the nominees listed below have indicated their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that the directors shall at any time be reduced in number to less than four (4), under our Articles of Association the Board of Directors may only act in an emergency situation (as determined in its absolute discretion), and may appoint one or more directors and call one or more general meetings of shareholders for any purpose. A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of our Articles of Association.  We are not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

A brief biography of each nominee is set forth below, in alphabetical order by last name:

ALON BACHAR. Mr. Bachar, 46, has served as a member of our Board of Directors since March 2014.  Mr. Bachar has served as the Chief Financial Officer of the Bronfman-Fisher Group since 2006, as the Chief Executive Officer of Isralom Properties Ltd. since 2012, and in addition currently serves as a director of Shefa Success Logistic (B.P) Ltd. and Palace Industries (P.I.) Ltd. Mr. Bachar served in the past as a director of various private and public companies, such as Sufersal Ltd. From 2003 until 2006, Mr. Bachar served as the Deputy Chief of the corporate division of Bank of Jerusalem Ltd. From 1999 until 2003, Mr. Bachar served as Credit Officer of the corporate division in the Industrial Development Bank of Israel Ltd. From 1996 until 1999, Mr. Bachar served as an Analyst and Credit Officer in the corporate division of Bank Leumi L’Israel B.M. Mr. Bachar holds a B.A in Economics from Tel Aviv University, as well as an MBA from Ben-Gurion University.

RON HADASSI. Mr. Hadassi, 50, has served as the Chairman of our Board of Directors since March 2014.  Mr. Hadassi has served as Senior Manager of the Bronfman-Fisher Group since 2002, as well as the Vice Chairman of Super-Sol Ltd., Isralom Properties Ltd., and Shefa Success Logistic (B.P) Ltd. (former name - Palace Industries Ltd.). Mr. Hadassi also served until the summer of 2015 as Executive Chairman and until March 2014 as acting Chief Executive Officer of Nanette Real Estate Group N.V. From 2005 until 2012, Mr. Hadassi served as Chairman of the board of directors of Northern Birch Ltd. (IKEA Israel), where he continues to serve on the board and as Chairman of a subsidiary. Mr. Hadassi serves as a director of the Carmel Winery. Mr. Hadassi has served on the boards of public companies including Blue Square Israel Ltd., Blue Square Real Estate Ltd., Bet Shemesh Engines Holdings Ltd., Naaman Group N.V. Ltd. and Olimpia Real Estate Holdings (as well as its subsidiaries). Mr. Hadassi is a banking and finance professor at Hebrew University, Jerusalem, the Interdisciplinary Centre, Herzeliya, and the College of Management, Rishon LeZiyon, holds a B.A in Economics and Political Science, an LL.B and an MBA, all from Tel Aviv University, and is a member of the Israeli Bar.

SHLOMI KELSI. Mr. Kelsi, 43, has served as a member of our Board of Directors since March 2014.  Mr. Kelsi also holds a unique experience in restructuring including, but not only, the following examples: Financial consultant to the bond holders of Alon Petroleum Company Ltd., Financial consultant to the bond holders of Home Center (DIY) Ltd., Board member in Plaza NV since 2014, Managing Director and General Manager of all holding subsidiaries of Ampal-American Israel Corporation since 2013 and served as the Deputy Chief Executive Officer and director of Industrial Development Bank of Israel Ltd. from 2009 until 2012.
Prior to Mr. Kelsi's special practice in restructuring, Mr. Kelsi was the founder and co-CEO of Risk Modules from 2002 until 2009, a consulting firm that was acquired in 2007. From 1997 until 2002, Mr. Kelsi served as a Senior Manager at KPMG Somekh Chaikin. Mr. Kelsi holds a B.A in Accounting and Economics (summa cum laude) as well as M.Sc. in Finance, both from Tel-Aviv University, and is a Certified Public Accountant.

YOAV KFIR.  Mr. Kfir, 43, has served as a member of our Board of Directors since March 2014.  Mr, Kfir is also a board and audit committee member for Plaza Centers N.V and Elbit Medical Ltd. In addition Mr. Kfir also serves a board member in Conduit Ltd and previusoly served as a board & audit committee member at Orkit communications Ltd. Mr. Kfir is the Founder and Managing Director of the VAR Group, a Special Situations Merchant Bank founded in 2001. In this capacity, Mr. Kfir handled around 200 cases of turnarounds, restructurings, special M&A’s & liquidations on a global basis involving $B’s of assets, liabilities & revenues of such companies while working with gobal Hedge funds, PE funds, VC;’s, banks, financial institutions and global companies. Mr. Kfir has served as interim Chief Executive Officer, Chief Financial Officer, advisor or court appointed officer with respect to various companies. Among his roles, Mr. Kfir served as a creditors’ committee member in the restructuring process of the Company, receiver and trustee to Alvarion Ltd., financial advisor in the IDB Group take-over and restructuring process, trustee to Eshbal Technologies Ltd. and a court appointed expert to Sunny Electronics Ltd. Prior to founding VAR Group, Mr. Kfir managed audit cases as well as business development at Kesselman & Kesselman, a member of PwC International. Mr. Kfir is the sole non-government member of the Friends’ Society of Jerusalem Mental Hospitals and serves as chairman of several audit committees of non-profit organizations. Mr. Kfir holds a B.A in Business Administration from the College of Management, Rishon LeZiyon, and is a Certified Public Accountant.

BOAZ LIFSCHITZ. Mr. Lifschitz, 45, has served as a member of our Board of Directors since March 2014.  Mr. Lifschitz is a co-founder and General Partner of Peregrine Ventures, a venture capital fund founded in 2001. Mr. Lifschitz previously served as Chief Operating Officer and Chief Financial Officer of VisionCare Opthalmic Technologies. Mr. Lifschitz currently serves as Chairman of Cartiheal Ltd. and is a board member of other privately held companies. He previously served on the board of Neovasc Inc. (NVCN). Mr. Lifschitz holds a B.Sc. from Bar-Ilan University as well as a M.Sc. from Boston University jointly with Ben Gurion University.

NADAV LIVNI.  Mr. Livni, 41, has served as a member of our Board of Directors since March 2014.  Mr. Livni is the founder and Managing Director of The Hillview Group, an independent Merchant Bank based in London. Since 2006, The Hillview Group has expertly managed over $3 billion of strategic capital market transactions and principal investments across Central and Eastern Europe, Russia, Africa and the U.S. During his 20 year career, Nadav has advised governments, controlling shareholders and entrepreneurs on all aspects of capital markets transactions. In previous roles at Deutsche Bank, Goldman Sachs and KPMG, Nadav participated in over $100 billion of transactions in the real estate, financial services, healthcare and consumer sectors, specializing in mergers and acquisitions, structuring innovative funds and all aspects of capital raising in the public and private markets. Nadav is a qualified Chartered Accountant, holds a Bachelor of Commerce from the University of the Witwatersrand, a MSc. in Finance from City University Business School and is a guest speaker at London Business School on the topics of private equity and real estate investment.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of each nominee set forth above. Shareholders may vote for up to six nominees.

If the Meeting decides in Item One that the Board of Directors will be comprised of four (4) directors (in addition to two (2) external directors), then the four (4) nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors. If the Meeting decides in Item One that the Board of Directors shall be comprised of five (5) directors (in addition to two (2) external directors), then the five nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that Alon Bachar be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Ron Hadassi be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Shlomi Kelsi be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Yoav Kfir be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Boaz Lifschitz be and hereby is re-elected to the Board of Directors."

"RESOLVED, that Nadav Livni be and hereby is re-elected to the Board of Directors."

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Item No. 3

APPROVAL OF COMPENSATION FOR OUR NON-EXTERNAL DIRECTORS

At the Meeting, the shareholders will be asked to approve compensation for each of our non-external directors, other than our Chairman of the Board, Mr. Ron Hadassi.  We propose to pay our non-external directors (none of whom are executive officers of the Company) the same compensation that is paid to our external directors.  Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order.

The compensation of our external directors is governed by regulations promulgated under the Companies Law (the "Compensation Regulations"), which require that we pay our external directors, both of whom have been designated as experts by our Board of Directors, the maximum annual fee set forth in the Compensation Regulations for non-experts and the maximum meeting attendance fee set forth in the Compensation Regulations for experts.  These maximum amounts, which are based on the amount of a company's shareholders' equity attributable to Equity holders of the Company as of the end of the previous year, were NIS 62,640 (approximately $15,939) per year and NIS 4,390 (approximately $1,117) per meeting. Pursuant to the Company's Compensation Policy, directors will also be reimbursed for expenses, as approved from time to time by the Compensation Committee.

The currency translations set forth above are provided for the purpose of convenience, based on the representative exchange rate published by the Bank of Israel on September 2, 2015.  All cash amounts set forth above are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to the Compensation Regulations from time to time. In the event that any changes are made from time to time in the future to the compensation terms of the Company’s external directors, the same changes will be made to the compensation of the other non-executive directors whose compensation is tied to that of the external directors.

Reasons for the Proposal

The proposed compensation is intend to compensate the directors for their services to the Company and contributions to its development, and is in accordance with the Company's Compensation Policy.  The Compensation Committee and Board of Directors believe that the proposed compensation terms are reasonable considering, among others, the size and complexity of the Company, the challenges that the Company faces and the amount of time and effort required to fulfill the duties of a director.  The Compensation Committee and Board of Directors believes that the proposed director compensation is in the best interests of the Company.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter will be required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the compensation terms of the Company’s current and future non-executive directors, other than our Chairman of the Board, Mr. Ron Hadassi, and other than our external directors, all as described in the Proxy Statement, be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 4

RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until next year’s Annual General Meeting of Shareholders and to authorize the Company's Board of Directors, subject to the approval of the audit committee, to determine their fees. The reappointment has been recommended by our audit committee of the Board of Directors, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002. Brightman Almagor Zohar & Co. has served as our auditors since 1999, and has no relationship with us or with any of our affiliates, except as auditors.

Required Approval

The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co. as our independent auditors until next year’s Annual General Meeting of Shareholders be, and hereby is, approved, and that the Company's Board of Directors be, and hereby is, authorized, subject to the approval of the audit committee, to determine their fees."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Item No. 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Our audited financial statements for the years ended December 31, 2014 are included in our Current Report on Form 8-K and our Annual Report on Form 20-F filed with the SEC on March 30, 2015 and April 30, 2015, respectively. Our filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2015 Annual Meeting of shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: 7 Mota Gur Street, Petach Tikva, Israel, Attention: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than October 9, 2015. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than October 14, 2015 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the Israel Securities Authority.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting.  However, if any other matters requiring a vote of the shareholders arises, including any matters or motions dealing with the conduct of the Meeting, it is the intention of the persons named in the attached form of proxy to vote such proxy in accordance with their best judgment.

Your prompt action is required to vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign a form of proxy and return it to us, so that it is received at our offices at least four hours before the Meeting.

By Order of the Board of Directors, Mr. Ron Hadassi Chairman of the Board of Directors

September 3, 2015

Appendix A
To: Elbit Imaging Ltd. (the “Company")

Re: Declaration of a Nominee to Serve as an Independent Director in the Company in Accordance with the Companies Law, 5759-1999 (the “Law")

I, the undersigned, _________, I.D. No._________, a resident of the state of _____ whose address is ____________, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to continue to serve as an independent director of the Company.

2.
I am qualified to serve as a director of the Company pursuant to the requirements of Sections 225 – 227 of the Law. An unofficial translation of these Sections, as of the date hereof, is attached hereto as Annex A and is an integral part of this declaration.

3.
I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of an independent director of the Company with respect to the Company's special needs and its size.

4.	Please mark X in the applicable box:

☐
I possess accounting and financial expertise in accordance with the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766-2005, (the "Companies Regulations").

☐	I possess professional expertise in accordance with the Companies Regulations.

An unofficial translation of the Companies Regulations, as in effect as of the date hereof, is attached hereto as Annex B and is an integral part of this declaration.

5.
I have the education, qualification, academic degrees (the degree, the name of institute which the degree was granted from and the year of such granting), as detailed in my Curriculum Vita and as detailed in the documents evidencing these academic degrees, attached hereto as Annex C and Annex D, respectively, which are an integral parts of this declaration

6.	Please mark X in the applicable box:

☐
Neither I, nor my relative, my partner, my employer, any one to whom I am subordinate, directly or indirectly, nor any entity in which I am a controlling shareholder, have, or within the past two years prior to the Appointment Date or during my service as Independent Director, had, any relationship with: the Company or any Other Entity, at the Appointment Date or during my service as Independent Director; and

In addition, neither I, nor my relative, my partner, my employer, any one to whom I am subordinate, directly or indirectly, nor any entity in which I am a controlling shareholder, have a business or professional relationship with any of the entities described above, even if such relationship is not of an ordinary nature, except for immaterial relationships.

For the purpose of this Section-

"Relationship" shall mean – (i) employment relationship; (ii) business or professional relationship of an ordinary nature; (iii) control; (iv) serving as an office holder, excluding serving as a director appointed to serve as an external director of a company which intends to offer its shares to the public for the first time.

"Other Entity" shall mean – a corporation which, on the appointment date or during the two years prior to the appointment date or during the period I serve as an independent director, is or was controlled by the Company or its controlling shareholder.

"Appointment Date" shall mean - the date on which the general meeting initially appointed me as an Independent Director.

"Relative" shall mean - a spouse, sibling, parent, grandparent, descendant, and descendant, sibling and parent of spouse, and the spouse of each of the foregoing.

☐
I have, or had, within the past two years prior to the Appointment Date as an independent director or during my service as Independent Director, immaterial business or professional relationships with the Company, which had commenced prior to the Appointment Date and which do not constitute a "Relationship" under the Companies Regulations (Matters that do not Constitute a Relationship), 5767-2006 (the "Relationship Regulations"). An unofficial translation of the Relationship Regulations, as in effect as of the date hereof, is attached hereto as Annex E of this declaration. The aforesaid relationships are as follows6:

________________________________________
6	Details of the business or professional relationships of the nominee with the Company and documentation evidencing that these are immaterial relationships.

7.
My other positions or affairs do not create, and are not liable to create, any conflict of interest with my position as an Independent Director of the Company or constrain my ability to serve as an Independent Director of the Company.

8.	I am not serving as a director in another company where one of its external directors serves as a director of the Company.

9.	I am not an employee of the Israeli Securities Authority and/or of the Tel Aviv Stock Exchange Ltd.

10.
I have not served as a director in the Company for a period which exceeds nine continuous years (For that matter, a cessation of service for less than two years shall not be deemed as a pause of the service continuity).

11.
I hereby undertake to fulfill all the requirements provided by law, for directors and independent directors in a company. I shall fulfill my duty as an independent director of the Company in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern, that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company and the Company's Chairman of the Board immediately, in accordance with Section 227A of the Law as set forth in Annex A to this declaration.

12.
I am aware of the requirements of the Law with regard to serving as an independent director, including among other things, the service period, termination of service, membership in the Company’s committees, etc.

13.
I am aware that under the Law, the Company, its controlling shareholder or another entity controlled by the Company's controlling shareholder: (a) could not grant me, my spouse or my offspring, any benefit, directly or indirectly, including appointing me, my spouse or my children, to serve as an officer in a company or a corporation controlled by its controlling shareholder; and (b) will not hire me as an employee, nor receive professional services from me for consideration, whether directly or indirectly, including via a corporation under my control, unless two years have elapsed from the termination of my services as an independent director of the Company, and as for a relative of mine other than my spouse or my offspring – unless one year has elapsed from the termination of my services as an independent director of the Company. I hereby declare that, as of the date of this declaration, no benefits were granted to me, my spouse or my offspring as detailed in this Section.

14.
I am aware of the duties of notice which I am subject to pursuant to Sections 227A and 245A of the Law and I hereby undertake to fulfill them as required. An unofficial translation of these Sections, as in effect as of the date hereof, is attached hereto as Annex A to this declaration.

15.
I am aware that my declaration herein, shall be brought before the appointing organ of the Company prior to my appointment as an independent director and before the Annual General Meeting on the agenda of which is the nomination of the Company's directors and which shall serve the appointing organ of the Company for considering whether I qualify to serve as a director of the Company and in particular whether I fulfill the conditions and criteria established in accordance with the Law. I am also aware that this declaration shall be kept in the Company's registered office and shall be open for inspection by any person and shall be published in the Company's public reports.

16.
I hereby acknowledge and agree that, I will not receive any additional compensation, directly or indirectly, for my service as an independent director of the Company, except for the compensation and recovery of expenses to which I am entitled for my services as an independent director as further detailed in Annex F. For the purpose hereof - exemption, obligation to indemnify, actual indemnification or insurance of directors and officers will not be considered as additional compensation.

17.	This is my name, this is my signature and the facts stated above are true and correct.

Name	I.D.	Signature
Date

 Annex A - Articles 225-227A and 245A of the Companies Law, 5759-1999

Duty of Disclosure	225. (a)
A person who is a candidate to hold office as a director shall disclose to the person appointing him:
(1) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a) and not yet passed the period in which he should not serve as a director under section 226;
(2) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a1) and not yet passed the period set by the court under that subsection;
(3) whether the Administrative Enforcement Committee imposed on him enforcement measure which prohibits him to serve as a director in any public company, and not yet passed the period set by the Administrative Enforcement Committee.

(b)
In this section:
"enforcement measure" – as stated in section 52NF to the Securities Law which imposed under chapter H4 to the Securities Law, under chapter G2 to the Investment Advice and Investment Portfolio Management Law, or under chapter J1 to the Joint Investment Trust Law, as applicable; "Administrative Enforcement Committee" -  the committee appointed under section 52LB(a) to the Securities Law;"Conclusive judgment" – judgment of court of first instance.

Restriction on Appointment Due to Conviction	226. (a)
A person convicted by a conclusive judgment regarding one of the following offenses shall not hold office as a Director in a public company unless five years have passed since the date on which the judgment by which he was convicted was given:

1) Offenses under sections 290 to 297, 392, 415, 418 to   420 and 422 to 428 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

2) A conviction by a court outside Israel for offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

3) (deleted)

(a1) A person convicted by a conclusive judgment, in offense that not mentioned in subsection (a), if the court determined that due to its nature, severity or circumstances he is not fit to serve as a director of public company or a private company which is a Debenture Company for period that the court determined which shall not exceed five years from the judgment.

(b) The court may determine, at the date of the conviction or thereafter, on the application of a person interested in being appointed as a director, that despite his conviction of offenses as laid down in subsections (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or a private company which is a Debenture Company or the period in which he is precluded from holding office as director of public company or a private company which is a Debenture Company will be shorter than five years.

(c) The Minister may prescribe additional offenses to those laid down in subsection (a)(1).

(d) The court, or court of appeal – if one submitted, may order a stay of execution regarding the limitations of the appointment or termination of office under this section at the date and in terms it deems fit.

Restriction on Appointment Due to Administrative Enforcement Committee decision	226A.
Administrative Enforcement Committee has imposed on person enforcement measure that precluded him from holding office as director of a public company or a private company which is a Debenture Company, that person shall not be appointed as a director of a company in which he is prohibited to serve as a director according to this measure.

Limitation of Appointment	227.	(a)
A minor, a legally incompetent, a person who has been declared bankrupt as long as such person remains undischarged, shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

		(b)	A person nominated to hold office as director to whom the provisions of subsection (A) apply shall disclose such to the entity appointing him.

Duty of Notice	227A.
A director which no longer fulfills one of the requirements for his office as a director under this Law or there is ground for expiration of his office as a director shall notify the company immediately, and his office shall expire on the date of the notice.

Duty of Notice	245A.
An External Director which no longer fulfills one of the requirements for his office as an external director under this Law shall notify the company immediately, and his office shall expire on the date of the notice.

Annex B
Regulations 1-3 of the Companies Regulations (Conditions and Tests for a Director having Accounting and Financial Expertise and a Director having Professional Qualifications), 5766- 2005

Director who has Accounting and Financial Expertise	1.
A Director who has accounting and financial expertise is a director who due to his/her education, his/her experience and his/her qualifications, has a high level of skill and understanding in business - accounting manners and financial reports in such a manner which allows him/her to fully understand the financial reports of the company, and to commence discussions in connection with the presentation of the financial data; the assessment of the  financial and accounting expertise of a Director shall be made by the Board of Directors which will take into account, inter alia, all considerations, including, his/her education, his/her experience and knowledge in the following areas:

			(1)	generally accepted accounting principles and audit principles which are typical in the field in which the Company and companies of size and complexity similar to the Company operate;
			(2)	The duties and the responsibilities of an accountant;
			(3)	Preparation of financial reports and their approval pursuant to the Law and the Securities Law.

Director who has Professional Qualifications	2.	(a) (1) (2) (3)
A Director who has professional qualifications must comply with  one of the following:

Holds an academic degree in one of the following fields: Economics, Business Administration, Accounting, Law, Public Administration;

Holds a different academic degree or has completed other higher education all in the area of the Company’s business or another relevant field.

Has at least five years of experience in one of the following, or has aggregate experience of at least five years in two of the following:

   (i) a senior business management position in a company with significant business activity;
   (ii) a senior public position or a senior position in the public service;
   (iii) a senior position in the primary business of the company.

		(b)	The assessments of the professional qualification of the nominee to serve as a director as stated in the aforementioned subsection (a) shall be made by the Board of Directors.

Declaration	3.	(a)
The declaration of the nominee pursuant to Section 241 of the Law shall include the nominee's education and experience, as they are relevant, in order to review whether the conditions and criterions according to these regulations apply and shall attach the documentation and certifications which support his/her declaration.

		(b)
A Director that the Board of Directors is required to assess his accounting and financial expertise, in order to comply with the minimum amount set forth in Section 92(a)(12) of the Law, shall declare as set forth in subsection (a).

Annex E
Regulations 4-5 of the Companies Regulations (Matters that Do Not Constitute a Relationship), 5767-2006

Relationship with Another Company While it was Controlled By Another Person	4.
A person who had a relationship with a company controlled by a controlling shareholder in the Company, solely during the period in which the controlling shareholder of the company was not the current controlling shareholder, will not be deemed to have had a relationship during the two years prior to the appointment date; in this Regulation, "a company controlled by the controlling shareholder"- excluding the Company or a company controlled by it.

De minimis Relationships	5.	Maintaining business or professional relationships, will not be deemed as a "relationship" if all of the following apply:

	(1) (2) (3) (4)
The relationships are de minimis to both the nominee and to the company;
The relationship commenced prior to the appointment date;
The audit committee approved prior to the appointment, based on facts presented to it, that the condition set forth in subsection (1) apply;
In a public Company - The maintenance of the business or professional relationships as aforesaid and the approval of the audit committee have been brought before the general meeting prior to the approval of the appointment.

Annex F
Compensation

I agree and aware that the compensation I will receive with respect to my services as an Independent Director of the Company, shall be as follows:

For each financial year in which I will serve as an independent director, the Company shall pay me an annual consideration and a meeting participation consideration (in the Board of Directors of the Company meetings and in the board committees meetings) in the maximum amounts allowed under the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director), 5760-2000 (the "Compensation Regulations")  for external director or expert external director (as defined in the Compensation Regulations), as applicable, in accordance with the Company's level of equity, as it shall be from time to time, as detailed in Sections 4, 5 and 5A to the Compensation Regulations.

ELBIT IMAGING LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Doron Moshe, acting CEO, and Yael Edri, Chief Accountant of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 7 Mota Gur Street, Petach Tikva, Israel, on October 19, 2015 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT IMAGING LTD.

October 19, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.

Proposal 1: To determine the number of directors to serve on the Company's Board of Directors in addition to two (2) external directors:

☐	FOUR (4) DIRECTORS	☐	FIVE (5) DIRECTOTRS	☐	ABSTAIN

Proposal 2: To re-elect up to five (5) of the following nominees to the Company's Board of Directors:

1.1.	Alon Bachar	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.2.	Ron Hadassi	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.3.	Shlomo Kelsi	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.4.	Yoav Kfir	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.5.	Boaz Lifschitz	☐ FOR	☐ AGAINST	☐ ABSTAIN
1.6.	Nadav Livni	☐ FOR	☐ AGAINST	☐ ABSTAIN

If the Meeting decides in Proposal One that the Board of Directors shall be comprised of four (4) directors (in addition to two (2) external directors), then the four (4) nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors. If the Meeting decides in Item One that the Board of Directors shall be comprised of five (5) directors (in addition to two (2) external directors), then the five (5) nominees who receive the greatest number of affirmative votes shall be re-elected to the Board of Directors.

Proposal 3: To approve the compensation for each of our non-external directors, other than our Chairman of the Board, Mr. Ron Hadassi:

☐	FOR	☐	AGAINST	☐	ABSTAIN

Proposal 4: To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as our independent auditors until the next annual general meeting of shareholders:

☐	FOR	☐	AGAINST	☐	ABSTAIN

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual General Meeting.

___________________ Signature of Shareholder	Date: __________, 2015

___________________ Signature of Shareholder	Date: __________, 2015

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.